UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DEVON ENERGY CORPORATION

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

25179M103

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

W. Matthew Strock

Douglas E. McWilliams

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25179M103

1	Name of Reporting Person Felix STACK Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 9,759,879
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,759,879
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,759,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.45% (1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on an assumed total of 672,381,840 shares of common stock, $0.10 par value per share (“Common Stock”), of Devon Energy Corporation, a Delaware corporation (the “Issuer”), issued and outstanding. This assumed combined total issued and outstanding (a) consists of approximately 382,500,000 shares of Common Stock of the Issuer outstanding as of October 21, 2020 based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2020 and (b) assumes that 289,881,840 shares of Common Stock were newly issued in connection with the closing of certain transactions pursuant to the Agreement and Plan of Merger, by and among the Issuer, WPX Energy, Inc., a Delaware corporation and East Merger Sub, Inc., a Delaware corporation, entered into on September 26, 2020 (the “Devon Merger Agreement”).

CUSIP No. 25179M103

1	Name of Reporting Person EnCap FEx Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 9,759,879 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,759,879 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,759,879 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.45% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes 9,759,879 shares of Common Stock owned by Felix STACK Holdings, LLC, a Delaware limited liability company (“Felix STACK”). EnCap FEx Holdings, LLC, a Delaware limited liability company (“EnCap FEx”), is a member of Felix STACK that holds the right to appoint two of the four representatives to the board of managers of Felix STACK. Each of the two representatives to the board of managers of Felix STACK appointed by EnCap FEx possesses one and one-half votes and the other two representatives to the board of managers of Felix STACK possess one vote each (for a total of five votes for all managers). As a result, EnCap FEx may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Felix STACK. EnCap FEx disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.

(2)

This calculation is based on an assumed total of 672,381,840 shares of Common Stock of the Issuer issued and outstanding. This assumed combined total issued and outstanding (a) consists of approximately 382,500,000 shares of Common Stock of the Issuer outstanding as of October 21, 2020 based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2020 and (b) assumes that 289,881,840 shares of Common Stock were newly issued in connection with the closing of certain transactions pursuant to the Devon Merger Agreement.

CUSIP No. 25179M103

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 9,759,879 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,759,879 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,759,879 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.45% (2)
14	Type of Reporting Person PN

(1)

Includes 9,759,879 shares of Common Stock owned by Felix STACK. EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) is the sole managing member of EnCap FEx. EnCap FEx is a member of Felix STACK that holds the right to appoint two of the four representatives to the board of managers of Felix STACK. Each of the two representatives to the board of managers of Felix STACK appointed by EnCap FEx possesses one and one-half votes and the other two representatives to the board of managers of Felix STACK possess one vote each (for a total of five votes for all managers). As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Felix STACK. EnCap Fund IX disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or any other purpose.

(2)

This calculation is based on an assumed total of 672,381,840 shares of Common Stock of the Issuer issued and outstanding. This assumed combined total issued and outstanding (a) consists of approximately 382,500,000 shares of Common Stock of the Issuer outstanding as of October 21, 2020 based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2020 and (b) assumes that 289,881,840 shares of Common Stock were newly issued in connection with the closing of certain transactions pursuant to the Devon Merger Agreement.

CUSIP No. 25179M103

1	Name of Reporting Person Felix Investments Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 78,978,289
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 78,978,289
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,978,289
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.75% (1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on an assumed total of 672,381,840 shares of Common Stock of the Issuer issued and outstanding. This assumed combined total issued and outstanding (a) consists of approximately 382,500,000 shares of Common Stock of the Issuer outstanding as of October 21, 2020 based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2020 and (b) assumes that 289,881,840 shares of Common Stock were newly issued in connection with the closing of certain transactions pursuant to the Devon Merger Agreement.

CUSIP No. 25179M103

1	Name of Reporting Person Felix Energy Investments II, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 78,978,289 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 78,978,289 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,978,289 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.75% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes 78,978,289 shares of Common Stock owned by Felix Investments Holdings II, LLC, a Delaware limited liability company (“Felix Investments”). Felix Energy Investments II, LLC, a Delaware limited liability company (“Felix Energy”), is the direct and indirect sole owner of Felix Investments, and pursuant to the limited liability company agreement of Felix Investments (the “Felix Investments LLC Agreement”), the members of the Felix Investments board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Felix Energy disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed total of 672,381,840 shares of Common Stock of the Issuer issued and outstanding. This assumed combined total issued and outstanding (a) consists of approximately 382,500,000 shares of Common Stock of the Issuer outstanding as of October 21, 2020 based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2020 and (b) assumes that 289,881,840 shares of Common Stock were newly issued in connection with the closing of certain transactions pursuant to the Devon Merger Agreement.

CUSIP No. 25179M103

1	Name of Reporting Person EnCap Energy Capital Fund X, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 78,978,289 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 78,978,289 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,978,289 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.75% (2)
14	Type of Reporting Person PN

(1)

Includes 78,978,289 shares of Common Stock owned by Felix Investments. EnCap Energy Capital Fund X, L.P. (“EnCap Fund X”) is a member of Felix Energy that holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Felix Investments, and pursuant to the Felix Investments LLC Agreement, the members of the Felix Investments board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Therefore, EnCap Fund X has the sole power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Felix Investments. EnCap Fund X disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act, or any other purpose.

(2)

This calculation is based on an assumed total of 672,381,840 shares of Common Stock of the Issuer issued and outstanding. This assumed combined total issued and outstanding (a) consists of approximately 382,500,000 shares of Common Stock of the Issuer outstanding as of October 21, 2020 based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2020 and (b) assumes that 289,881,840 shares of Common Stock were newly issued in connection with the closing of certain transactions pursuant to the Devon Merger Agreement.

CUSIP No. 25179M103

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 88,738,168 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 88,738,168 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,738,168 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.20% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), a Delaware limited liability company, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), a Delaware limited liability company, which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”), which is the sole general partner of EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”) and EnCap Equity Fund X GP, L.P. (“EnCap Fund X GP”), which are the sole general partners of EnCap Fund IX and EnCap Fund X, respectively. EnCap Fund IX is the sole managing member of EnCap FEx. EnCap FEx is a member of Felix STACK that holds the right to appoint two of the four representatives to the board of managers of Felix STACK. Each of the two representatives to the board of managers of Felix STACK appointed by EnCap FEx possesses one and one-half votes and the other two representatives to the board of managers of Felix STACK possess one vote each (for a total of five votes for all managers). EnCap Fund X is a member of Felix Energy that holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Felix Investments, and pursuant to the Felix Investments LLC Agreement, the members of the Felix Investments board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Therefore, EnCap Partners GP, EnCap

Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund IX GP, EnCap Fund IX and EnCap FEx may be deemed to beneficially own the Common Stock owned by Felix STACK, and EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund X GP, EnCap Fund X and Felix Energy may be deemed to beneficially own the Common Stock owned by Felix Investments. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund IX GP, EnCap Fund IX and EnCap FEx disclaim beneficial ownership of the Common Stock owned by Felix STACK except to the extent of their respective pecuniary interest therein, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund X GP, EnCap Fund X and Felix Energy disclaim beneficial ownership of the Common Stock owned by Felix Investments except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
(2)

This calculation is based on an assumed total of 672,381,840 shares of Common Stock of the Issuer issued and outstanding. This assumed combined total issued and outstanding (a) consists of approximately 382,500,000 shares of Common Stock of the Issuer outstanding as of October 21, 2020 based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2020 and (b) assumes that 289,881,840 shares of Common Stock were newly issued in connection with the closing of certain transactions pursuant to the Devon Merger Agreement.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.10 par value per share (the “Common Stock”), of Devon Energy Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 333 West Sheridan Avenue, Oklahoma City, Oklahoma 73102.

Item 2.	Identity and Background

This Schedule 13D is being filed by Felix STACK Holdings, LLC (“Felix STACK”), EnCap FEx Holdings, LLC (“EnCap FEx” and, together with Felix STACK, the “Felix I Entities”), Felix Investments Holdings II, LLC (“Felix Investments”), Felix Energy Investments II, LLC (“Felix Energy” and, together with Felix Investments, the “Felix II Entities”; the Felix II Entities, together with the Felix I Entities, the “Felix Entities”) and EnCap Partners GP, LLC, each a Delaware limited liability company (“EnCap Partners GP”), and EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) and EnCap Energy Capital Fund X, L.P., each a Texas limited partnership (“EnCap Fund X” and, together with EnCap Fund IX, the “EnCap Funds” and the EnCap Funds, together with EnCap Partners GP, the “EnCap Entities”). The Felix Entities and the EnCap Entities are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

EnCap Partners GP is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”). EnCap Holdings is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”) and EnCap Equity Fund X GP, L.P. (“EnCap Fund X GP”), which are the sole general partners of EnCap Fund IX and EnCap Fund X, respectively. EnCap Fund IX is the sole managing member of EnCap FEx. EnCap FEx is a member of Felix STACK that holds the right to appoint two of the four representatives to the board of managers of Felix STACK. Each of the two representatives to the board of managers of Felix STACK appointed by EnCap FEx possesses one and one-half votes and the other two representatives to the board of managers of Felix STACK possess one vote each (for a total of five votes for all managers). EnCap Fund X is a member of Felix Energy that holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Felix Investments, and pursuant to the limited liability company agreement of Felix Investments (the “Felix Investments LLC Agreement”), the members of the Felix Investments board of managers are required to be comprised of the same individuals as the Felix Energy board of managers.

The address of the principal office of the Felix I Entities and the EnCap Entities is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The address of the principal office of the Felix II Entities is 1530 16th Street, Suite 500, Denver, Colorado 80202. The principal business of each of the Felix Entities is investing in securities of energy companies and related assets. The principal business of each of the EnCap Funds is investing in securities of energy companies and related assets. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds.

Information regarding the executive officers, managers or other control persons of the Felix Entities, the EnCap Funds and EnCap Partners GP is set forth on Schedule A, Schedule B and Schedule C, respectively, attached hereto. Schedule A, Schedule B and Schedule C attached hereto set forth the following information as to each such person:

(i). name;

(ii). residence or business address;

(iii). present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv). citizenship.

Other than as set forth on Schedule B attached hereto, during the last five years, to the best of the Reporting Persons’ knowledge, no person named on Schedule A, Schedule B or Schedule C attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

DEPCO Transaction

On December 6, 2015, DEPCO Delaware, L.L.C. (“DEPCO”), a wholly-owned subsidiary of the Issuer, entered into a purchase and sale agreement (the “DEPCO Purchase Agreement”) with Felix Energy Holdings, LLC (“FE Holdings”), EnCap FEx, Felix STACK, Devon Energy Production Company, L.P., a wholly-owned subsidiary of the Issuer, and, solely with respect to certain sections specified therein, the Issuer. Pursuant to the DEPCO Purchase Agreement, DEPCO agreed to acquire all of the issued and outstanding membership interests of FE Holdings in exchange for (i) $850,000,000 in cash, subject to certain adjustments set forth in the DEPCO Purchase Agreement, and (ii) 23,470,000 shares of the Issuer’s Common Stock. The transaction closed on January 7, 2016.

WPX Acquisition and Devon Merger

On December 15, 2019, WPX Energy, Inc., a Delaware corporation (“WPX”), entered into a Securities Purchase Agreement (the “WPX Purchase Agreement”) with Felix Investments. Pursuant to the WPX Purchase Agreement and in connection with the closing of the transactions contemplated thereby (the “WPX Acquisition”), on March 6, 2020, WPX acquired all of the issued and outstanding membership interests of Felix Energy Holdings II, LLC, a Delaware limited liability company, previously held by Felix Investments for aggregate consideration of $2,500,000,000 consisting of: (i) an amount in cash equal to $900,000,000, subject to certain adjustments set forth in the WPX Purchase Agreement, and (ii) 152,910,532 unregistered, fully paid, validly issued and nonassessable shares of common stock, $0.01 par value per share of WPX (the “WPX Common Stock”).

On September 26, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Devon Merger Agreement”), with WPX and East Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), to effect a “merger-of-equals.” On January 7, 2021 (the “Closing Date”), the transactions contemplated by the Devon Merger Agreement were consummated. Pursuant to the Devon Merger Agreement, Merger Sub merged with and into WPX (the “Devon Merger”), with WPX surviving the Devon Merger as a wholly-owned subsidiary of the Issuer. At the effective time of the Devon Merger (the “Effective Time”), each share of WPX Common Stock issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive 0.5165 fully paid and nonassessable shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the Registration Rights Agreement and the Stockholders’ Agreement: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell, pledge or otherwise dispose of all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Subject to the terms of the Stockholders’ Agreement, the Reporting Persons may also engage in communications with, among others, other members of the Issuer’s board of directors (the “Board”), the Issuer’s management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)    The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b)    EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Holdings, which is the sole member of EnCap Investments GP, which is the sole general partner of EnCap Investments LP. EnCap Investments LP is the sole general partner of EnCap Fund IX GP and EnCap Fund X GP, which are the sole general partners of EnCap Fund IX and EnCap Fund X, respectively. EnCap Fund IX is the sole managing member of EnCap FEx. EnCap FEx is a member of Felix STACK that holds the right to appoint two of the four representatives to the board of managers of Felix STACK. Each of the two representatives to the board of managers of Felix STACK appointed by EnCap FEx possesses one and one-half votes and the other two representatives to the board of managers of Felix STACK possess one vote each (for a total of five votes for all managers). Therefore EnCap Fund IX has the sole power to vote or to direct the vote or to dispose or direct the disposition of the Common Stock owned by Felix STACK. EnCap Fund X is a member of Felix Energy that holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Felix Investments, and pursuant to the Felix Investments LLC Agreement, the members of the Felix Investments board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Therefore EnCap Fund X has the sole power to vote or to direct the vote or to dispose or direct the disposition of the Common Stock owned by Felix Investments. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund IX GP, EnCap Fund IX and EnCap FEx may be deemed to beneficially own Common Stock owned by Felix STACK, and EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund X GP, EnCap Fund X and Felix Energy may be deemed to beneficially own Common Stock owned by Felix Investments.

(c)    Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B or Schedule C, attached hereto, has effected any transaction in the Common Stock during the past 60 days.

(d)    No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported on this Schedule 13D.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Stockholders’ Agreement

On the Closing Date, pursuant to the Devon Merger Agreement, the Issuer, Felix Investments and EnCap Fund X (collectively with Felix Investments and certain other affiliates, as applicable, “EnCap”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, EnCap has the right to nominate a director (the “Investor Director”) for appointment and election to the Board. EnCap’s right to nominate a director is subject to, among other things, EnCap continuing to collectively beneficially hold at least ten percent (10%) of the outstanding shares of Common Stock and the nominee being reasonably acceptable to the Governance committee of the Board and not being prohibited by law from serving in such capacity or causing the

Issuer not to be in compliance with applicable law. Pursuant to the Stockholders’ Agreement, for a period of one hundred and eighty (180) days from the Closing Date, EnCap agrees to not to transfer or dispose of (or take other analogous actions in accordance with the terms of the Stockholders’ Agreement) any economic, voting or other rights in or to two-thirds of the shares of Common Stock issued to EnCap pursuant to the Devon Merger Agreement other than certain permitted transfers. The remaining one-third of the shares of Common Stock issued to EnCap will not be subject to transfer restrictions imposed by the Stockholders’ Agreement. The Stockholders’ Agreement terminates upon the earliest to occur of (a) the last to occur of (i) EnCap beneficially owning less than 10% of the outstanding shares of Common Stock and (ii) the expiration of the Stockholders’ Agreement lock-up period, (b) Felix Investments and its permitted transferees ceasing to own any shares of Common Stock or (c) the mutual written consent of the parties.

Mr. D. Martin Phillips was nominated by EnCap under the Stockholders’ Agreement as the initial Investor Director to serve on the Board.

The foregoing description of the Stockholders’ Agreement is not complete and is qualified in its entirety by reference to the complete text of the Stockholders’ Agreement, a copy of which is filed as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Registration Rights Agreement

On the Closing Date, pursuant to the terms of the Devon Merger Agreement, the Issuer and Felix Investments entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things and subject to certain restrictions, the Issuer is required to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 registering for resale the shares of Common Stock issued to EnCap upon consummation of the Devon Merger and to conduct certain underwritten offerings upon the request of holders of registrable securities. The Registration Rights Agreement also provides holders of registrable securities with certain customary piggyback registration rights. The Registration Rights Agreement terminates as to any holder of registrable securities when such holder no longer holds any shares of Common Stock that constitute registrable securities.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 hereto and the terms of which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

1.1	Joint Filing Agreement, dated as of January 13, 2021.

2.1	Purchase and Sale Agreement, dated as of December 6, 2015, by and among Felix Energy Holdings, LLC, EnCap FEx Holdings, LLC, Felix Stack Investments, LLC, DEPCO Delaware, L.L.C., Devon Energy Production Company, L.P. and Devon Energy Corporation.

2.2	First Amendment to Purchase and Sale Agreement, dated as of December 11, 2015, by and among Felix Energy Holdings, LLC, EnCap FEx Holdings, LLC, Felix Stack Investments, LLC, DEPCO Delaware, L.L.C. and Devon Energy Production Company, L.P.

2.3	Second Amendment to Purchase and Sale Agreement, dated as of December 22, 2015, by and among Felix Energy Holdings, LLC, EnCap FEx Holdings, LLC, Felix Stack Investments, LLC, DEPCO Delaware, L.L.C. and Devon Energy Production Company, L.P.

2.4	Third Amendment to Purchase and Sale Agreement, dated as of January 7, 2016, by and among Felix Energy Holdings, LLC, EnCap FEx Holdings, LLC, Felix Stack Investments, LLC, DEPCO Delaware, L.L.C., Devon Energy Production Company, L.P. and Devon Energy Corporation.

Exhibit Number	Description of Exhibit

2.5	Agreement and Plan of Merger, dated as of September 26, 2020, by and among Devon Energy Corporation, East Merger Sub, Inc. and WPX Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Devon Energy Corporation with the SEC on September 28, 2020).

10.1	Stockholders’ Agreement, dated as of January 7, 2021, by and among Devon Energy Corporation, Felix Investments Holdings II, LLC and EnCap Energy Capital Fund X, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Devon Energy Corporation with the SEC on January 7, 2021).

10.2	Registration Rights Agreement, dated as of January 7, 2021, by and between Devon Energy Corporation and Felix Investments Holdings II, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Devon Energy Corporation with the SEC on January 7, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2021

Felix STACK Holdings, LLC

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Manager

EnCap FEx Holdings, LLC
By:	EnCap Energy Capital Fund IX, L.P.,
its Sole Member

By:	EnCap Equity Fund IX GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Senior Managing Director

EnCap Energy Capital Fund IX, L.P.
By:	EnCap Equity Fund IX GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

Felix Investments Holdings II, LLC

By:	/s/ John D. McCready
Name:	John D. McCready
Title:	Chief Executive Officer

Felix Energy Investments II, LLC

By:	/s/ John D. McCready
Name:	John D. McCready
Title:	Chief Executive Officer

EnCap Energy Capital Fund X, L.P.

By:	EnCap Equity Fund X GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

Schedule A

CONTROL PERSONS OF THE FELIX ENTITIES

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the control persons of the Felix Entities are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap FEx Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Member of Felix STACK Holdings, LLC	n/a	n/a

EnCap Energy Capital Fund IX, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap FEx Holdings, LLC	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

Felix Energy Investments II, LLC 1530 16th Street Suite 500 Denver, Colorado 80202	Member of Felix Investments Holdings II, LLC	n/a	n/a

EnCap Energy Capital Fund X, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Member of Felix Energy Investments II, LLC	n/a	n/a

EnCap Equity Fund X GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund X, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund IX GP, L.P. and EnCap Equity Fund X GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

A-1

Schedule B

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the EnCap Funds are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Equity Fund X GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund X, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund IX GP, L.P. and EnCap Equity Fund X GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the United States Securities and Exchange Commission (the “SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

B-1

Schedule C

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the control persons of EnCap Partners GP are set forth below. All members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

C-1